FIRST MINING GOLD

TSX: FF

OTCQX: FFMGF

FRANKFURT: FMG

GOING FOR GOLD

PEOPLE, PLACES, PROJECTS

18th FLOOR – 925 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA V6C 3L2
WWW.FIRSTMININGGOLD.COM | 1-844-306-8827

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three months ended March 31, 2018, and the Company’s audited consolidated financial statements for the year ended December 31, 2017, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). These documents, along with additional information on the Company including the Company’s Annual Information Form for the year ended December 31, 2017, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov., and on the Company’s website at www.firstmininggold.com.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

All dollar amounts included in this MD&A are expressed in thousands of Canadian dollars unless otherwise noted. This MD&A is dated as of May 4, 2018 and all information contained in this MD&A is current as of May 4, 2018.

COMPANY OVERVIEW AND STRATEGY

First Mining is a mineral exploration and development company focused on acquiring, exploring, developing and, ultimately, advancing its mineral projects in Eastern Canada towards production. The Company’s key objective is to increase the economic value of its mineral property portfolio through development activities. As at the date of this MD&A, the Company has assembled a large resource base of 7 million ounces of gold in the Measured and Indicated categories and 5 million ounces of gold in the Inferred category in the mining friendly jurisdiction of eastern Canada.

The following table highlights the Company’s projects that were accumulated since the reverse takeover transaction in 2015:

Date	Acquired Legal Entity	Project	Location
June 16, 2016	Tamaka Gold Corporation (“Tamaka”) (1)	Goldlund Gold Project (“Goldlund”)	Northern Ontario, Canada
June 9, 2016	Cameron Gold Operations Ltd. (“Cameron Gold”)(2)	Cameron Gold Project (“Cameron”)	Northern Ontario, Canada
April 28, 2016	N/A – asset acquisition	Pitt Gold Project (“Pitt”)	Québec, Canada
April 8, 2016	Clifton Star Resources Inc. (“Clifton Star”)(3)	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Joutel & Morris Gold Projects	Québec, Canada
November 16, 2015	PC Gold Inc. (“PC Gold”) (3)	Pickle Crow Gold Project (“Pickle Crow”)	Northern Ontario, Canada
November 13, 2015	Gold Canyon Resources Inc. (“Gold Canyon”)(3)	Springpole Gold Project (“Springpole”) Horseshoe Island Gold Project	Northern Ontario, Canada
July 7, 2015	Coastal Gold Corp. (“Coastal Gold”)(3)	Hope Brook Gold Project (“Hope Brook”) Lac Virot Iron Ore Project	Newfoundland, Canada

(1)	Previously a privately held company.
(2)	Previously a subsidiary of a publicly listed company.
(3)	Previously a publicly listed company.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

2018 HIGHLIGHTS

The following highlights the Company’s results for the first quarter of 2018 (together with subsequent events up to May 4, 2018). For further information, please refer to the news releases section in the Company’s website at www.firstmininggold.com.

New Strategy, Name Change, and Appointment of New President and CEO

The Company announced a change in its name to “First Mining Gold Corp.”, and a change in the Company’s strategy to focus on advancing its existing mineral properties towards production. In connection with the new strategy, the Company appointed Mr. Jeff Swinoga as its new President and Chief Executive Officer (“CEO”). Dr. Chris Osterman, the Company’s former CEO, assumed the role of Chief Operating Officer (“COO”) and Patrick Donnelly, the former President, departed the Company in March 2018. The shares of the Company continued trading on the Toronto Stock Exchange (the “TSX”) under the new corporate name on January 11, 2018, with the ticker symbol, “FF”, unchanged.

Springpole Gold Project

  On February 13, 2018, the Company announced that it signed a negotiation protocol agreement (the “Negotiation Protocol”) with the Lac Seul First Nation, the Slate Falls First Nation and the Cat Lake First Nation in Ontario (together, the “Shared Territory Protocol Nations”). The Company also intends to continue engaging with local stakeholders, including local Indigenous groups, and expects to sign a number of agreements with these groups in the near future.

  On March 7, 2018, the Company announced that a Project Description had been submitted to, and subsequently accepted by, the Canadian Environmental Assessment Agency (the “CEAA”). The Project Description is a required government filing that will initiate the federal Environmental Assessment (“EA”) process for Springpole. The EA process and eventual project approval is expected to take 18 to 24 months, after which permitting for “start of construction” can commence.

  On April 19, 2018, the Company announced the completion of the geotechnical drilling program to investigate the lake bed sediments and bedrock along the proposed alignment of the dykes (coffer dam) at Springpole. The pre-feasibility level geotechnical drilling program has been completed over the approximately 800 metre long footprint of the dykes which are required to dewater the north bay of Springpole Lake.

  In parallel with the federal EA process, on April 23 2018, the Company announced that it had entered into a Voluntary Agreement with the Ontario Ministry of Environment and Climate Change (“MOECC”) to complete certain requirements under the Ontario Environmental Assessment Act. This marks the commencement of a provincial Individual EA for Springpole, and the Company is in the process of preparing the Terms of Reference for the provincial EA, which will describe the scope of the EA and how the Company intends to undertake all aspects of the EA, including consultation efforts with Indigenous communities and all other stakeholders.

Goldlund Gold Project

The Company’s Phase 1 drilling campaign on its Goldlund Gold Project located near the town of Sioux Lookout in northwestern Ontario, Canada concluded in June 2017 and comprised 100 holes for 24,300 metres. The Company commenced its Phase 2 drilling campaign in late 2017. To date the Phase 2 drilling campaign has comprised approximately 15,000 metres. Ten sets of assays results were announced between April 25, 2017 and April 17, 2018 for both the Phase 1 and 2 drilling campaigns. For further details regarding the assay results please see the Company’s news releases for the period from April 25, 2017 to April 17, 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

Highlights of the released drilling results are as follows:

Hole	Metres	Grade
Hole GL-17-136	72.0	6.26 grams per tonne (“g/t”) gold (“Au”)
Including	1.1	367.00 g/t Au
Hole GL-17-106	202.0	1.39 g/t gold (“Au”)
including	2.0	43.28 g/t Au
Hole GL-17-084	34.0	4.30 g/t Au
including	2.0	48.72 g/t Au
Hole GL-17-032	64.5	3.25 g/t Au
Including	0.5	335.76 g/t Au
Hole GL-17-059	70.5	2.50 g/t Au
Including	0.5	186.49 g/t Au
Hole GL-17-053	179.0	1.13 g/t Au
Including	2.0	12.07 g/t Au
Hole GL-17-014	6.0	30.69 g/t Au
Including	2.0	91.63 g/t Au

Select Financial Information

	For the three months ended March 31,
Financial Results:	2018	2017
Mineral Property Expenditures(1)	$3,044	$3,397
Net Loss	(3,752)	(6,653)
Net Loss Excluding Share-based Payments (Non-cash)(2)	(1,224)	(1,359)
Basic and Diluted Net Loss Per Share (in Dollars)	$(0.01)	$(0.01)
	As at
Financial Position:	March 31, 2018	December 31,
Cash and Cash Equivalents	$12,289	$15,400
Mineral Properties	243,895	239,871
Total Assets	$266,704	$265,736

(1)	This represents the cost directly related to exploration and evaluation expenditures that have been capitalized into mineral properties.
(2)	This is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS measure”.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

MINERAL PROPERTY PORTFOLIO LOCATIONS [COMBINED SURFACE AREA OF 297,075 HECTARES(1)]

(1)	Comprises 156,347 Hectares, 139,161 Hectares, and 1,567 Hectares in Canada, Mexico, and the United States, respectively.

The Company classifies its mineral properties as Tier 1, Tier 2, and Tier 3:

  Tier 1 projects are core, material assets which include the Company’s largest and most advanced NI 43- 101 compliant mineral resource-stage projects.
  Tier 2 projects are less advanced resource-stage assets which host NI 43-101 compliant mineral resources.
  Tier 3 projects are grassroots exploration projects that host mineralization but have not received sufficient drilling to delineate mineral resources.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

MINERAL PROPERTY PORTFOLIO NI 43-101 GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	16,500	1.45	-	770	-
Indicated Resources
Springpole Gold Project(4)	139,100,000	1.04	5.40	4,670,000	24,190,000
Goldlund Gold Project	9,300,000	1.87	-	560,000	-
Hope Brook Gold Project	5,500,000	4.77	-	844,000	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	5,954,000	1.57	-	300,700	-
Duquesne Gold Project	1,859,000	3.33	-	199,000	-
Inferred Resources
Springpole Gold Project(4)	11,400,000	0.63	3.10	230,000	1,120,000
Goldlund Gold Project	40,900,000	1.33	-	1,750,000	-
Hope Brook Gold Project	836,000	4.11	-	110,000	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project(7)	10,300,000	3.90	-	1,262,000	-
Duparquet Gold Project(3)	2,846,000	1.46	-	133,400	-
Duquesne Gold Project	1,563,000	5.58	-	281,000	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-

Total Measured Resources	3,376,500	2.74	-	297,770	-
Total Indicated Resources	163,883,000	1.28	5.70	6,740,700	24,190,000
Total Measured and Indicated Resources	167,259,500	1.31	5.70	7,038,470	24,190,000
Total Inferred Resources	75,456,000	1.89	3.10	4,556,400	1,120,000

(1)

The mineral resources and reserves set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the heading “Mineral Property Portfolio Review” in this MD&A.

(2)	Comprises 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured resources at 3.09 g/t Au.
(3)	The Company owns a 10% indirect interest in the Duparquet Gold Project, and the Measured, Indicated and Inferred Resources shown in the above table reflect the Company’s 10% indirect interest.
(4)

Open pit mineral resources are reported at a cut off grade of 0.4 g/t Au. Cut-off grades are based on a gold price of US$1,400/oz. and a gold processing recovery of 80% and a silver price of US$15/oz and a silver processing recovery of 60%. The estimated life of mine strip ratio for the resource estimate is 2.1.

(5)	Comprises 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated resources at 2.08 g/t Au.
(6)	Comprises 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred resources at 2.54 g/t Au.
(7)

Comprises 3,628,000 tonnes of pit-constrained (0.35 g/t Au cut-off) Inferred resources at 1.10 g/t Au, and 6,522,000 tonnes of underground Inferred resources that consist of: (i) a bulk tonnage, long-hole stoping (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.80 g/t Au cut-off) over a minimum width of 1 metre.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going gold exploration and development programs. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in this MD&A, a PEA is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Actual results may vary, perhaps materially. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issue which may materially affect this estimate of mineral resources. The projections, forecasts and estimates presented in the PEA constitute forward-looking statements and readers are urged not to place undue reliance on such forward-looking statements.

Canadian Mineral Properties

Tier 1 Projects

Springpole, Ontario

Acquired in 2015, the Springpole property covers an area of 32,240 hectares, including 36 patented and 300 unpatented claims. The project is located in northwestern Ontario, approximately 110 km northeast of the town of Red Lake and is situated within the Birch-Uchi Greenstone Belt. The large open pittable resource is supported by significant infrastructure, including a 72 man onsite camp, winter road access, a logging road within 10 km and nearby power lines. Springpole is located within an area that is covered by Treaty Three and Treaty Nine First Nations Agreements.

A technical report titled “Preliminary Economic Assessment Update for the Springpole Gold Project, Ontario, Canada”, that was prepared by SRK in accordance with NI 43-101, was filed by the Company on SEDAR on October 30, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The PEA contemplates mining and processing material at 36,000 tonnes per day at an average head grade of 1.00 g/t Au and 5.28 g/t Ag. Highlights of the PEA are as follows:

Parameters	2017 Updated PEA
Mine life	12 years
Initial capital cost	US$586 million
Base case gold price	US$1,300 per ounce
Base case silver price	US$20 per ounce
Exchange rate (CAD/USD)	0.75
Economic Results	2017 Updated PEA
Pre-tax NPV at 5% discount rate	US$1,159 million
Pre-tax Internal rate of return	32.3%
Post-tax NPV at 5% discount rate	US$792 million
Post-tax Internal rate of return	26.2%
Non-discounted post-tax payback period	3.2 years

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

Following the positive results of the independent PEA, the Company plans to focus on advancing the permitting and development, including the environmental assessment process, for the Springpole property throughout 2018. During the three months ended March 31, 2018, the Company submitted a Project Description for Springpole to CEAA and completed the fish habitat report that studied the fish present in Springpole Lake. In April 2018, the Company announced that it has completed geotechnical drilling to test the footing locations for the proposed coffer dams at Springpole and commenced the preparation of Environmental Impact Statement Guidelines which will be posted for public comment.

Goldlund, Ontario

Acquired in 2016, the Goldlund property covers an area of 23,858 hectares in northwestern Ontario, and consists of 27 patented claims, 152 unpatented claims, 1 mining lease, and 1 license of occupation. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic subvolcanic intrusive sheets, and is intruded by several granodiorite sills. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. A technical report titled “Technical Report and Resource Estimation Update on the Goldlund Project”, that was prepared by WSP in accordance with NI 43-101, was filed on SEDAR on February 10, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com.

Mining in the 1980s produced approximately 90,700 tonnes of ore grading 4.23 g/t Au from underground and 39,000 tonnes of ore grading 4.80 g/t from a small open pit. The project has excellent infrastructure with year-round road access to the property from Ontario Highway 72, which is 2 km to the south, and regional power lines which are 15 km to the north. There is a strong relationship with the towns and Indigenous groups in the local communities.

For the year 2018, the Company has budgeted approximately $2 million for exploration expenditures on the Goldlund property, which includes a 5,000 metres of in-fill and 2,000 metres for step-out drilling along the properties 50 km strike length. The goals of the drilling campaign are to: (i) upgrade the current NI 43-101 inferred mineral resources at Goldlund into the measured and indicated categories; and (ii) potentially increase the aggregate mineral resource ounces.

Hope Brook, Newfoundland

Acquired through the acquisition of Coastal Gold in 2015, the Hope Brook property covers an area of 26,650 hectares, including 7 mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report titled “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, that was prepared by Mercator Geological Services Limited in accordance with NI 43-101, was filed by the Company on SEDAR on November 27, 2015, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The resource covers 1.5 km of an 8 km mineralized structure. Substantial infrastructure includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997 and there is strong support from the local community and the Province of Newfoundland for future development.

In September 2017, the Company completed approximately 850 metres of drilling to identify new areas of mineralization within the Ironbound Hill target which is located approximately 25 km from the main resources area and 8 km from Highway 480. Of all the Tier 1 projects, the Hope Brook property represents the most near-term potential for production, and therefore the Company plans to conduct an internal scoping study to assess the economics of the project in late 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

Cameron, Ontario

Acquired in 2016, the Cameron property covers an area of 44,853 hectares and comprises 24 patented claims, 226 unpatented claims, 4 mining leases, and 7 licenses of occupation. The Cameron deposit is a greenstone-hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the north east. A technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada”, that was prepared by Optiro in accordance with NI 43-101, was filed on SEDAR on March 22, 2017, and is available under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. There is excellent infrastructure with year round road access to the property from nearby highway and power lines within 20 km.

The Company is currently focusing on other Canadian mineral properties while maintaining its interest in the Cameron property for future exploration programs.

Pickle Crow, Ontario

Acquired in 2015, the Pickle Crow property covers an area of 13,184 hectares and comprises 114 patented claims and 83 unpatented claims. The area is located in northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. A technical report titled “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada”, that was prepared by Micon International Limited in accordance with NI 43-101, was filed by PC Gold on SEDAR on June 2, 2011, and is available under PC Gold’s SEDAR profile at www.sedar.com and on the Company’s website at www.firstmininggold.com. The Pickle Crow property can become a high-grade underground and open pit operation. Extensive infrastructure in place or proximal to the Pickle Crow property includes a 200 tonne per day gravity mill on site, generators and fuel storage and gravel road access to the property, and the property is within 10 km of a regional airport at Pickle Lake. Pickle Crow was a former high-grade operating mine until the late 1960s.

The Company is currently focusing on other Canadian mineral properties while maintaining its interest in the Pickle Crow property for future exploration programs.

Tier 2 and 3 Projects

The following table sets out the Company’s Tier 2 and 3 projects by region. These projects are 100% owned by the Company with the exception of Duparquet in which the Company has a 10% indirect ownership interest.

Canada	Mexico	USA
Duquesne, Québec	Miranda, Sonora	Turquoise Canyon, Nevada
Pitt, Québec	Apache, Sonora
Duparquet, Québec	Socorro, Sonora
Joutel, Québec	San Ricardo, Sonora
Morris, Québec	Montana Negra, Sonora
Horseshoe Island, Ontario	Los Tamales, Sonora
Lac Virot, Newfoundland	Puertecitos, Sonora
Batacosa, Sonora
Las Margaritas, Durango
Geranio, Oaxaca
Lachatao, Oaxaca
El Roble, Oaxaca

For further information on the Company’s Tier 2 and 3 projects, see the Company’s Annual Information Form or MD&A for the year ended December 31, 2017 which are available under the Company’s SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to the Company’s Form 40-F.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

The following financial data was prepared on a basis consistent with IFRS with the exception of “Net loss excluding share-based payments” and “working capital”(1):

	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Net Loss	$(3,752)	$(1,237)	$(1,296)	$(1,998)
Net Loss Excluding Share-based Payments (Non- cash)(1)	(1,224)	(1,217)	(1,197)	(1,914)
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.01)	(0.00)	(0.00)	(0.00)
Cash and Cash Equivalents	12,289	15,400	18,291	21,957
Working Capital(1)	16,016	19,401	23,411	28,463
Mineral Properties	243,895	239,871	237,413	233,861
Total Assets	$266,704	$265,736	$267,208	$268,307

	2017-Q1	2016-Q4	2016-Q3	2016-Q2
Net Loss	$(6,653)	$(3,553)	$134	$(6,446)
Net Loss Excluding Share-based Payments (Non- cash)(1)	(1,359)	(3,304)	317	(1,781)
Basic and Diluted Net Loss Per Share (in dollars)(2)	(0.01)	(0.01)	0.00	(0.02)
Cash and Cash Equivalents	28,078	33,157	36,323	9,632
Working Capital(1)	33,584	39,602	43,053	7,430
Mineral Properties	229,513	223,462	226,591	230,322
Total Assets	$270,169	$269,558	$272,780	$243,449

(1)	These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section Non-IFRS Measures.
(2)

The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants in all periods except 2016-Q3. In 2016-Q3, although the outstanding stock options and warrants had a dilutive effect on the net income, the basic and diluted income per share calculation still result in the same number.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

Quarterly results are discussed relative to the preceding quarter’s results in the following paragraphs.

The net loss in 2018-Q1 was $2.5 million higher than the net loss in 2017-Q4 mainly due to the $2.5 million non-cash share-based payments expense resulting from the 9,575,000 incentive stock options granted during the period. The Company primarily used its cash in operating and investing activities, which included the drilling campaign at Goldlund and permitting and development activities at Springpole.

Net loss in 2017-Q4 was comparable to the net loss in 2017-Q3. The decline in cash and cash equivalents from 2017-Q3 was primarily driven by cash used in operating and investing activities, which included the Phase 2 drilling campaign at Goldlund.

In 2017-Q3, net loss decreased by 35% from 2017-Q2 mainly due to fewer marketing activities in 2017-Q3. In addition, transfer agent and filing fees decreased as the one-time TSX initial listing fee in 2017-Q2 was a non-recurring expense. The Company primarily used its cash in operating and investing activities, which included the drilling campaign at Goldlund and technical consultation to update its PEA study report for Springpole.

The net loss in 2017-Q2 was $4.7 million lower than the net loss in 2017-Q1. This decrease was primarily due to the timing of stock option grants as no stock options were granted in 2017-Q2, whereas, in 2017-Q1, the Company granted a total of 10,880,000 stock options to its Directors, Officers, employees, and consultants. The Company continued its drilling campaign at Goldlund and primarily used its cash in operating and investing activities. In Q2-2017, the Company repaid its loans payable and settled its liability for the Kesselrun debentures, and was therefore debt free (other than trade payables in the ordinary course of business) as at June 30, 2017.

The net loss in 2017-Q1 was $3.1 million higher than the net loss in 2016-Q4 mainly due to the $5.3 million non-cash share-based payments expense from the 10,880,000 stock options granted during the period, partially offset by lower loss from other items as there was no write-down of mineral properties and no marketable securities fair value loss in the statements of net loss in 2017-Q1, following the early adoption of IFRS 9 Financial Instruments (“IFRS 9”). The Company primarily used its cash in operating and investing activities, including drilling expenditures which were capitalized to mineral properties. Furthermore, the Company completed the acquisition of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Québec during 2017-Q1. Therefore, cash and cash equivalents declined while mineral properties increased during 2017-Q1.

In 2016-Q4, the Company’s marketable securities declined in value resulting in a $1.2 million mark-to-market fair value loss recorded in net loss for the period, as this was prior to the Company’s adoption of IFRS 9. The $0.8 million gain on divestiture of subsidiaries and $1.0 million foreign exchange gain in 2016-Q3 did not recur in 2016-Q4. As a result, the Company recorded a net loss in 2016-Q4 compared to a net income in 2016-Q3. The Company primarily used its cash in operating and investing activities, including drilling expenditures which are capitalized to mineral properties. Therefore, cash and cash equivalents declined during 2016-Q4.

In 2016-Q3, the Company completed its divestiture transaction of three Mexican mineral properties, which resulted in a gain of $0.8 million and a realized foreign exchange gain of approximately $1.0 million on the currency translation adjustment reclassification. These gains were partially offset by the Company’s expenditures, resulting in a net income in 2016-Q3. The increase in cash and cash equivalents was primarily driven by the completion during 2016-Q3 of a $27.0 million non-brokered equity private placement.

The net loss in 2016-Q2 was $5.2 million higher than the net loss in 2016-Q1 mainly due to the $4.7 million non-cash share-based payments expense resulting from the 10,770,000 stock options granted during the period. In addition, salaries increased as a result of hiring additional employees to support the Company’s growth. The increase in cash and cash equivalents and total assets from 2016-Q1 was primarily due to the completion of the four mineral property acquisitions in 2016-Q2, and, in particular, $10.8 million cash received from the acquisition of Clifton Star.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

MINERAL PROPERTY BALANCES

As at March 31, 2018 and December 31, 2017, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Balance December 31, 2017	Acquisition	2018 expenditures	Currency translation adjustments	Balance March 31, 2018
Springpole	$70,398	$-	$1,193	$-	$71,591
Goldlund	93,807	-	1,512	-	95,319
Hope Brook	18,665	-	415	-	19,080
Cameron	26,676	-	167	-	26,843
Pickle Crow	16,496	-	58	-	16,554
Duquesne	5,053	-	9	-	5,062
Pitt	2,080	-	-	-	2,080
Others	2,515	-	3	-	2,518
Canada Total	$235,690	$-	$3,357	$-	$239,047
Mexico	3,483	-	540	108	4,131
USA	698	-	-	19	717
Total	$239,871	$-	$3,897	$127	$243,895

	Balance December 31, 2016	Acquisition	2017 expenditures	Currency translation adjustments	Balance December 31, 2017
Springpole	$68,121	$243	$2,034	$-	$70,398
Goldlund	85,103	1,196	7,508	-	93,807
Hope Brook	17,595	-	1,070	-	18,665
Cameron	26,017	-	659	-	26,676
Pickle Crow	15,821	180	495	-	16,496
Duquesne	5,023	-	30	-	5,053
Pitt	2,074	-	6	-	2,080
Others	-	2,500	15	-	2,515
Canada Total	$219,754	$4,119	$11,817	$-	$235,690
Mexico	3,004	-	692	(213)	3,483
USA	703	-	40	(45)	698
Total	$223,461	$4,119	$12,549	$(258)	$239,871

During the three months ended March 31, 2018, the Company continued its Phase 2 drilling campaign at Goldlund and drilled approximately 5,000 metres. The Phase 1 and 2 drilling campaigns are intended to accomplish four primary objectives:

  Convert inferred mineral resources within the resource area into the indicated resource category;
  Test drill deeper exploration targets;
  Identify and add additional mineralization within areas that are adjacent to the current resources boundary; and
  Test drill additional exploration targets within other areas (outside of the current resource boundary).

At Springpole, the Company continued with its environmental, permitting, and Indigenous consultation processes. During the first quarter of 2018, the Company completed a 250 metre coffer dam drilling program. The Company drilled 11 holes where future coffer dam footings are planned. The drill results will be used to create advanced design plans for the coffer dams and to confirm their optimal locations.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

RESULTS OF CONTINUING OPERATIONS

For the three months ended March 31, 2018 and 2017

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Three months ended March 31
	2018	2017

EXPENDITURES
General and administration	$608	$630
Exploration and evaluation	179	193
Investor relations and marketing communications	353	494
Corporate development and due diligence	99	50
Share-based payments (non-cash)	2,528	5,294
Loss from operational activities	(3,767)	(6,661)

OTHER ITEMS
Foreign exchange gain (loss)	2	(32)
Interest and other expenses	(45)	(63)
Interest and other income	58	103

Net loss	$(3,752)	$(6,653)

Other comprehensive income (loss)
Items that will not be reclassified to net loss:
Marketable securities fair value loss	(22)	(1,243)
Items that may be reclassified to net loss:
Currency translation adjustment	151	(24)
Other comprehensive income (loss)	129	(1,267)

Total comprehensive loss	$(3,623)	$(7,920)

First Quarter 2018 Compared to First Quarter 2017

For the three months ended March 31, 2018, total expenditures decreased by $2.9 million compared to the three months ended March 31, 2017. This decrease is explained by the following:

Share-based payments (non-cash)

Share-based payments expense decreased by $2.8 million during the three months ended March 31, 2018 compared to the same period in 2017, primarily due to a lower number of incentive stock option grants and a lower Black-Scholes fair value per option. In addition, the expense related to certain incentive stock options directly attributable to exploration and evaluation expenditures on mineral properties were capitalized.

Investor relations and marketing communications

Investor relations and marketing communications expense decreased by $0.1 million during the three months ended March 31, 2018 compared to the same period in 2017, primarily due to less marketing activities during the first quarter of 2018.

Other functional expenditures

The expense amounts in general and administration; exploration and evaluation; and corporate development and due diligence were comparable between periods.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS:

	Three months ended March 31,
	2018	2017
CASH PROVIDED BY (USED IN)
Operating activities	$(892)	$(868)
Investing activities	(3,078)	(4,312)
Financing activities	836	119
Foreign exchange effect on cash	23	(17)
CHANGE IN CASH AND CASH EQUIVALENTS	(3,111)	(5,078)
Working capital(1)	16,016	33,584
Cash and cash equivalents, beginning	15,400	33,157
Cash and cash equivalents, ending	$12,289	$28,079

(1)	Working capital is a non-IFRS measurement with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see the section “Non-IFRS Measures”.

Cash and Cash Equivalents

The decrease of $3.1 million in cash and cash equivalents from $15.4 million at December 31, 2017 to $12.3 million at March 31, 2018 was primarily due to cash used in investing activities comprising drilling, technical analysis, and environmental and permitting activities.

Operating Activities

As expenditures were comparable in both periods, the amounts of cash used in operating activities were similar in both periods.

Investing Activities

For the period ended March 31, 2018, the cash used in investing activities of $3.1 million was primarily a result of Canadian mineral property expenditures including the Phase 2 drilling campaign at Goldlund and environmental and permitting development activities at Springpole. In the prior year period, the cash used in investing activities of $4.3 million was primarily related to the Phase 1 drilling campaign at Goldlund.

Financing Activities

Cash provided by financing activities increased by $0.7 million during the three months ended March 31, 2018 compared to the same period in 2017. The increased cash inflow was due to an increase in the exercise of warrants and stock options and the absence of loan repayments as the Company has been debt-free since July 2017.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

Trends in Liquidity, Working Capital, and Capital Resources

As at March 31, 2018, the Company had working capital of $16.0 million. The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the three months ended March 31, 2018, the Company had negative cash flow from operating activities, and the Company anticipates it will have negative cash flow from operating activities in future periods.

The Company has, in the past, financed its activities by raising capital through issuances of new shares or debts. In addition to adjusting spending, disposing of assets and obtaining other non-equity sources of financing, the Company will remain reliant on the equity markets for raising capital until it can generate positive cash flow to finance its exploration and development programs.

The Company believes it has sufficient cash resources to meet its exploration, development, and administrative overhead expenses and maintain its planned exploration and development activities for the next twelve months. However, there is no assurance that the Company will be able to maintain sufficient working capital in the future due to market, economic and commodity price fluctuations.

Financial Liabilities and Commitments

The Company’s financial liabilities as at March 31, 2018 are summarized as follows:

	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Cash Flows	year	years	years	years
Accounts payable and accrued	$1,421	$1,421	$-	$-	$-

There were no other material financial commitments as at March 31, 2018. Management is of the view that the above financial liabilities will be sufficiently funded by current working capital.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

OUTLOOK

First Mining is a development company focused on acquiring, exploring, developing and, ultimately, advancing its mineral projects in Eastern Canada towards production. The Company’s key objective is to increase the economic value of its mineral property portfolio through these exploration and/or development activities. As at March 31, 2018, the Company held a portfolio of 25 mineral properties located in Canada, Mexico and the United States.

Capital investments have been underway throughout 2018 at certain of the Company’s Tier 1 Canadian mineral properties to improve site and camp infrastructure, which include core tents to hold large quantities of drill core and support drill core logging activities of its additional in-fill and step-out drillings planned at Goldlund. Finally, the Company is actively conducting environmental studies at all Tier 1 Canadian mineral properties, is continuing Indigenous community consultations, and expects to prepare for an internal scoping study for Hope Brook and a pre-feasibility study for Springpole at some point in the future.

(1)	The Project Description was a required government filing that initiated the federal Environmental Assessment process for Springpole.
(2)

The geotechnical drilling program tested the footing locations for the proposed coffer dams at Springpole. Information collected will be used to create advanced design plans for the coffer dams and to confirm their ideal locations.

(3)

The fish report includes an assessment of all known fish inhabiting Springpole Lake and surrounding waterbodies. This fish report is expected to become an important component of the Environmental Assessment process and will serve as a basis for future discussions with the Department of Fisheries and Oceans Canada (“DFO”).

(4)

The terms of reference provides a framework for the preparation of the environmental assessment. It sets out the Company’s work plan for addressing the legislated requirements of the Environmental Assessment Act when preparing the environmental assessment.

(5)	The Company will conduct further metallurgical studies and testwork to improve metallurgical recoveries for Springpole.
(6)	The Company plans to conduct an internal scoping study to assess the economics of the project in second half of 2018.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

Cash and cash equivalents are mainly held through interest bearing accounts at large Canadian financial institutions.

Marketable Securities

The Company holds shares in Silver One Resources Inc., which the Company received as a result of the Company’s sale of certain Mexican silver assets, and other investments in publicly traded companies within the mining industry for strategic purposes.

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2017	$2,280	$1,997	$4,277
Loss recorded in other comprehensive loss	(240)	218	(22)
Balance as at March 31, 2018	$2,040	$2,215	$4,255

	Silver One	Other Marketable	Total
	Resources Inc.	Securities
Balance as at December 31, 2016	$5,280	$567	$5,847
Purchases	-	1,829	1,829
Loss recorded in other comprehensive loss	(3,000)	(399)	(3,399)
Balance as at December 31, 2017	$2,280	$1,997	$4,277

The Company holds marketable securities as strategic investments that align with the Company’s corporate objectives. The Company has less than 10% equity interest in each of the investees.

Mineral Property Investments

The Company, through its subsidiary Clifton Star, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd., which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet Gold Project. As at March 31, 2018, the fair value of mineral property investments was $4,417 (December 31, 2017 - $4,417). Management concluded that there was no material change in the fair value of the mineral property investments during the period.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk, price risk, foreign currency risk, interest rate risk, credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Company’s Board of Directors (the “Board”).

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk and interest rate risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding equity investments, which comprise of marketable securities and mineral property investments, in other mineral property exploration companies.

If the equity prices of the Company’s investments in equity instruments had been 10% higher or lower as at March 31, 2018, other comprehensive loss for the three months ended March 31, 2018 would have decreased or increased, respectively, by approximately $867, as a result of changes in the fair value of equity investments.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico, and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at March 31, 2018, the Company was exposed to currency risk on the following financial instruments denominated in USD and MXN. The sensitivity of the Company’s net loss due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$774	$24	$798
Accounts payable and accrued liabilities	(349)	(15)	(364)
Net exposure	$425	$9	$434
Effect of +/- 10% change in currency	$43	$1	$44

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, prepaid expenditures and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following table summarizes the maturities of the Company’s financial liabilities as at March 31, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,421	$1,421	$1,421	$-	$-	$-

As at March 31, 2018, the Company had cash and cash equivalents of $12,289 (December 31, 2017 - $15,400). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances. The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by issuing new shares or debts. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

RELATED PARTY TRANSACTIONS

There were no material related party transactions during the three months ended March 31, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2018, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

NON-IFRS MEASURES

The Company has included non-IFRS measures for “net (loss) income excluding share-based payments (non-cash)” and “working capital” in this MD&A to supplement its financial statements, which were prepared on a basis consistent with IFRS. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company determines working capital and net (loss) income excluding share-based payments (non-cash) as follows:

Reconciliation as of the end of the period	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Current assets	$17,437	$20,484	$24,420	$29,064
Less current liabilities	(1,421)	(1,083)	(1,009)	(601)
Working capital	$16,016	$19,401	$23,411	$28,463

Reconciliation as of the end of the period	2017-Q1	2016-Q4	2016-Q3	2016-Q2
Current assets	$35,263	$40,826	$44,762	$11,814
Less current liabilities	(1,679)	(1,224)	(1,709)	(4,384)
Working capital	$33,584	$39,602	$43,053	$7,430

Reconciliation for the three months ended	2018-Q1	2017-Q4	2017-Q3	2017-Q2
Net loss	$(3,752)	$(1,237)	$(1,296)	$(1,998)
Excluding share-based payments (non-cash)	2,528	20	99	84
Net loss excluding share-based payments (non-cash)	$(1,224)	$(1,217)	$(1,197)	$(1,914)

Reconciliation for the three months ended	2017-Q1	2016-Q4	2016-Q3	2016-Q2
Net (loss) income	$(6,653)	$(3,553)	$134	$(6,446)
Excluding share-based payments (non-cash)	5,294	249	183	4,665
Net (loss) income excluding share-based payments (non-cash)	$(1,359)	$(3,304)	$317	$(1,781)

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2019 or later:

IFRS 16 Leases

IFRS 16 will replace IAS 17 “Leases”. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. IFRS 16 will result in an increase in assets and liabilities as fewer lease payments will be expensed. Management expects an increase in depreciation expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the consolidated statements of cash flows. Currently, these impacts are not expected to be material.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the accounting judgments and estimates that the Company has made in the preparation of the unaudited interim consolidated financial statements for the three months ended March 31, 2018, which could result in a material adjustment to the carrying amounts of assets and liabilities:

Impairment of mineral properties:

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Determining amount and timing of reclamation provisions:

A reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim an exploration site or mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability, if any, as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Mineral Property Investments:

The Company makes estimates and assumptions that affect the carrying value of its mineral property investments, which are comprised of equity interests in the shares of private companies. These financial assets are designated as fair value through other comprehensive income (loss), and management needs to determine the fair value as at each period end. As there is no observable market data which can be used to determine this fair value, management applies judgment in determining whether a significant change in the fair value of this investment may have occurred. Factors that are considered include a change in the performance of the investee, a change in the market for the investee’s future products, a change in the performance of comparable entities, a change in the economic environment, or evidence from external transactions in the investee’s equity. Changes to these variables could result in the fair value being less than or greater than the amount recorded in future periods.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operation or financial results. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s Annual Information Form under the heading “Risks that can affect our business” for the year ended December 31, 2017 and the Company’s MD&A under the heading “Risks and Uncertainties” for the year ended December 31, 2017, which are available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

QUALIFIED PERSONS

Dr. Christopher Osterman, P.Geo, Chief Operating Officer of First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at May 4, 2018.

The following table sets out all outstanding securities of the Company as of May 4, 2018.

	Number	Weighted	Expiry Date
		Average Exercise
		Price
		(in Dollars)
Common shares – issued	557,671,616
Stock options(1)	38,139,000	$0.68	May 26, 2018 – April 16, 2023
Warrants(2)	41,527,340	$0.91	May 8, 2018 – June 16, 2021
Common shares - fully diluted	637,337,956

(1)	Each stock option is convertible into one common share of the Company.
(2)	Each warrant is convertible into one common share of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2018, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

There has been no change in the Company's internal control over financial reporting during the three months ended March 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 31, 2018. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding future acquisitions of mineral properties; statements regarding the Company’s ability to retain qualified personnel and contractors in the future; statements regarding the Company’s intentions and expectations regarding exploration at any of its mineral properties; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; future work on the Company’s non-material properties; and the Company’s mineral reserve and mineral resource estimates.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risk Factors” in the Company’s annual information form and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

FIRST MINING GOLD CORP. (formerly known as First Mining Finance Corp.)	Management’s Discussion & Analysis
(Expressed in thousands of Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2018

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the United States Securities and Exchange Commission (the “SEC”) and contained in SEC Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.